EXHIBIT I
Carrousel Capital Ltd.
203-205 Brompton Road
London SW3 1LA England
Tel: 44 20 7823 7044 Fax: 44 20 7823 7062
November 9th 2005
Robert J. Callander
Chairman of the Board
The Brazil Fund, Inc
c/o Deutsche Investment Management Americas Inc
345 Park Avenue
New York, New York 10154
Dear Mr Callander,
We have reviewed the letter that you sent the Stockholders on November 4, 2005 convening a Special Meeting of The Brazil Fund Inc. (the “Fund”) and the materials enclosed therewith.
In your letter you urge Shareholders to sign and return their proxies since the approval of the proposal to convert the Fund from a closed end fund to an open end fund requires the “affirmative vote of two-thirds of the shares outstanding”. This is consistent with the statement made in the preliminary Proxy Statement which was filed by the Fund which states under voting requirement that “Maryland Law requires the affirmative vote of the holders of two-thirds of the outstanding shares of common stock of the Fund for the adoption of proposal to convert the Fund from a closed end investment company to an open end investment company”.
We note however that the definitive Proxy Statement which has been filed with your letter states under the heading titled GENERAL that:
“With respect to the conversion of the Fund to an open end Fund, abstentions and broker/non-votes will have the same effect as a vote not to convert the Fund to an open end fund because conversion of the Fund to an open end fund requires the affirmative vote of the holders of three-quarters of the outstanding shares of the common stock of the Fund.”
and under the heading titled VOTING REQUIREMENT that:
“The Fund’s Articles of Incorporation require the affirmative vote of the holders of three-quarters of the outstanding shares of common stock of the Fund for the adoption of the proposal to convert the Fund from a closed end investment company to an open end investment company.”
In view of the inconsistency in the statements, and their great importance to stockholders, we would ask you to confirm that the statement made in your letter to stockholders is correct and that the approval of the proposal requires the affirmative vote of two-thirds of the shares outstanding and that the statements made in the definitive Proxy Statement are incorrect.
Sincerely yours
/s/ Bruno Sangle-Ferriere
Bruno Sangle-Ferriere, CEO